April 17, 2019

Joseph B. Megibow
Chief Executive Officer
Purple Innovation, Inc.
123 East 200 North
Alpine, Utah 84004

       Re: Purple Innovation, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2019
           File No. 333-230521

Dear Mr. Megibow:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 26, 2019

General

1. We note your registration statement covers the offer and sale of Class A Common Stock issuable in exchange for "Paired Securities." Because the "Paired Securities" were issued privately and appear to be immediately exchangeable for Class A Common Stock, we believe that you may have commenced this transaction privately, on or about February 2,
       2018, when you completed the merger Agreement with then owners of Purple Innovation,
       LLC. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Securities Act Sections Compliance and Disclosure
       Interpretations Questions 103.04 and 134.02.
 Joseph B. Megibow
FirstName LastNameJoseph B. Megibow
Purple Innovation, Inc.
Comapany NamePurple Innovation, Inc.
April 17, 2019
Page 17,
April 2 2019 Page 2
FirstName LastName
Risk Factors
Provisions in our Second Amended and Restated Certificate of Incorporation, page 29

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," subject to certain exceptions, such as for claims vested in the exclusive jurisdiction of a court other than the Court of Chancery. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing and
                                                               Construction
cc:      Nolan Taylor